CANTOR EQUITY PARTNERS III, INC.

110 East 59th Street
New York, NY 10022

August 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Pearlyne Paulemon and Dorrie Yale

Re:	Cantor Equity Partners IV, Inc.
Registration Statement on Form S-1
Filed July 18, 2025, as amended
File No. 333-288768

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cantor Equity Partners IV, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Wednesday, August 20, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Brandon Lutnick
Brandon Lutnick
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP